Exhibit 99.3

Imperial Tobacco Group PLC

Notification of Directors and Persons Discharging Managerial Responsibility (“PDMRs”) Interests notified in accordance with DTR 3.1.4 (1) (a) and DTR 3.1.4 (1) (c).

Imperial Tobacco Group PLC was today advised by the Trustees of the Company’s Employee and Executive Benefit Trust (“the Trust”) that the following Directors exercised options over ordinary 10p shares in Imperial Tobacco Group PLC under the Imperial Tobacco Group Sharesave (SAYE) Scheme.

Name	Date of Option Grant	Date of Option Exercise	Exercise Price	Number of shares
Mr Gareth Davis	04 June 2003	19 August 2008	£7.14	890

PDMRs

Name	Date of Option Grant	Date of Option Exercise	Exercise Price	Number of shares
Mr Gary Aldridge	01 June 2005	19 August 2008	£10.19	928
Mr Matthew Phillips	23 May 2005	19 August 2008	£10.19	557

T M Williams

Deputy Company Secretary

Copies of our announcements are available on our website:  www.imperial-tobacco.com